

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 21, 2017

Via E-mail
Kenneth A. Lewis
Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403

> **Re:** **Franklin Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 14, 2016**
> **File No. 001-09318**

Dear Mr. Lewis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Assets Under Management, page 32

1. We note your discussion on page 35 that your AUM decreased due to $86.5 billion of net new outflows, which primarily were in global/international products with long-term investment objectives. Please revise your discussion in future filings to provide additional qualitative factors that drove the net outflows. For example, discuss whether the outflows are primarily occurring in one or across multiple funds, a single or multiple customers, whether due to poor performance, fee rate pressure or reallocation into other investment objectives, among other possible factors. Refer to Item 303(a)(3) of Regulation S-K for guidance.

Other Income (Expenses), page 43

2.   We note that your other income, net increased $133.3 million in fiscal year 2016 compared to fiscal year 2015 primarily due to higher market valuations and that your equity method investees generated income of $56.7 million as compared to losses of $63.2 million in the prior year. Please revise your discussion in future filings to identify significant drivers causing the higher or lower market valuations and equity method investee performance, including specific business activities, industry or geography concentrations or any other specific factors impacting the results.

Item 8. Financial Statements and Supplementary Data

Note 11. Commitments and Contingencies

Legal Proceedings, page 89

3.   We note your disclosure relating to the July 28, 2016 class action lawsuit and that you cannot predict with certainty the eventual outcome or whether it will have a material negative impact on the Company. ASC 450-20-25-2 requires only that a loss contingency be reasonably estimable, not determinable with certainty. Please revise your future filings to disclose the reasonably possible loss or range of reasonably possible loss in excess of the amounts accrued as required by ASC 450-20-50-3 and 50-4. If you cannot reasonably estimate the possible loss or range of possible loss, specify this inability in your future disclosures as required by ASC 450-20-50-4b.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3872 with any questions.

                                Sincerely,

                                /s/ Hugh West

                                Hugh West
                                Accounting Branch Chief
                                Office of Financial Services